June 18, 2009

Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Stephen Krikorian
Mr. Ryan Rohn

Re:	Voltaire Ltd. (File No. 001-33611)
Form 20-F for the Fiscal Year Ended December 31, 2008
Form 6-K filed February 18, 2009
Form 6-K filed May 6, 2009

Dear Messrs. Krikorian and Rohn:

On behalf of our client, Voltaire Ltd., an Israeli company (the “Company”), please find set forth below for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comment letter dated June 4, 2009 (the “Comment Letter”) with respect to the above-referenced filings of the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response.  The information included herein has been provided to us by management of the Company.

Form 20-F for the Fiscal Year Ended December 31, 2008

1.
We are in receipt of your application for confidential treatment received April 7, 2009 (Internal CF No. 23476) for portions of an agreement filed as an exhibit to your Form 20-F.  We will transmit any comments we may have on your application under separate cover.  Please be advised that any comments relating to the pending confidential treatment request will need to be resolved prior to the conclusion of the staff’s review of your Form 20-F.

Securities and Exchange Commission
June 18, 2009

Response:

The Company acknowledges the Staff’s comment.

2.
Tell us how you considered providing all of the items required in Item 3.A.2 of the Instructions to Form 20-F.  For example, it appears that you have not included total assets, net assets, and capital stock.

Response:

The Company acknowledges the Staff’s comment and undertakes to provide  in “Selected Financial Data” in future Form 20-Fs all items required by Item 3.A., including the total assets, net assets and capital stock.

3.
You disclose that the company entered into a memorandum of understanding with A.L. Electronics in June of 2008 pursuant to which A.L. Electronics manufactures your Grid Director 36 port DDR and QDR switches.  However, this memorandum of understanding is not filed as an exhibit to your annual report on Form 20-F.  Please provide us with your analysis as to why this agreement is not required to be filed as an exhibit pursuant to paragraph 4(b)(ii) of the Instructions as to Exhibits of Form 20-F.  In this regard, we note your risk factor disclosure on page 7 stating that your ability to deliver products to your customers could be materially adversely affected in the event that the facilities of any of your contract manufacturers are damaged or they experience financial distress, which suggests that the company’s business may be substantially dependent on its arrangement with A.L. Electronics.

Response:

The Company has disclosed on page 7 of the Form 20-F that its agreement with A.L. Electronics was entered into in connection with the Company’s “recently-released Grid Director 36 port DDR and QDR switches.” In 2008, the Company purchased less than $100,000 of products under the agreement, representing less than 1% of the Company’s cost of revenues for 2008.  Furthermore, the Company has disclosed on page 36 of the Form 20-F that it does not have any minimum purchase commitment under the agreement.  As such, the Company does not believe that as of the date of filing of the Form 20-F it was substantially dependent on the agreement for the major part of its requirement of goods, services or raw materials under paragraph 4(b)(ii).  The Company intends to monitor its dependence on this agreement and will file it as an exhibit to a subsequent Form 20-F if it meets the requirements of paragraph 4(b)(ii).

4.
We note that you recognized tax expense although you had a net loss in December 31, 2008.  Given that one would normally expect a tax benefit as a result of a loss, tell us what consideration you gave to expanding your disclosures to explain the nature of your net tax expense.

Securities and Exchange Commission
June 18, 2009

Response:

As disclosed, the Company had a net carryforward tax loss as of December 31, 2008. However, the Company did not recognize any tax benefit with respect to the tax loss, as management did not have a substantial record of utilization of tax benefits and consequently management’s assessment is that a full valuation allowance should be established regarding these deferred tax assets.

Nevertheless, the Company recognized net tax expense mainly as a result of the following items:

•
As a result of the Company’s FIN 48 analysis, the Company increased the unrecognized tax benefit during the year by its U.S. subsidiary (the Company recognizes interest and penalties related to unrecognized tax benefits also as a tax expense). The effect of this item on the Company’s tax expense in its statement of operations for the year ended December 31, 2008 was $372,000.

•
The Company’s 2008 tax return will include a deduction resulting from the exercise of equity awards.  Since this deduction exceeds the cumulative compensation cost for those equity instruments recognized for financial reporting, the Company recognized, pursuant to paragraphs 62 of SFAS No. 123(R), the resulting realized tax benefit.  This benefit exceeds the tax effect of the related expenses being reported for those instruments (the excess tax benefit) as additional paid-in capital and not as a tax benefit in its statement of operations. The effect of this item on the Company’s tax expenses, in the statement of operations for the year ended December 31, 2008, was $524,000.

•
During 2008, the Company paid tax advances in respect of disallowed expenses for tax purposes. Under current Israeli law, the Company is required to pay tax advances to the tax authorities in respect of disallowed expenses. These tax advances may be utilized as an offset to future tax payments resulting from future taxable income. Since the Company did not have a substantial record of utilization of its tax assets, management determined that a full valuation allowance should be established regarding these tax advances.  The effect of this item on the Company’s tax expense in the statement of operations for the year ended December 31, 2008 was $198,000.

The information described above is provided in footnotes 9 and 10 to the Company’s financial statements.

The Company acknowledges the Staff’s comment and in future Form 20-Fs undertakes to include in its MD&A disclosure such as the foregoing, adjusted to reflect its particular circumstances.

Securities and Exchange Commission
June 18, 2009

5.
Tell us what consideration you gave to the inclusion of FIN 48 liabilities in your table of contractual obligations.  Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.

Response:

The Company did not include the FIN 48 obligation because it was unable to reasonably estimate the period of any future payment. The Company undertakes to include the following disclosure, adjusted to reflect its particular circumstances, as a footnote to the table of contractual obligations for future Form 20-Fs:

“We adopted FIN 48, ‘Accounting for Uncertainty in Income Taxes,’ as of January 1, 2007. The total amount of unrecognized tax benefits for uncertain tax positions was $861,000 as of December 31, 2008.  Payment of these obligations would result from settlements with taxing authorities.  FIN 48 obligations were not included in the table of contractual obligations because we were unable to reasonably estimate the period of any future payment. We do not currently have any expectation of payments related to these obligations within the coming year.”

6.
We note your discussion of marketable securities under your risk of interest rate fluctuation.  Please tell us how you considered providing one of the three disclosure alternatives under Item 11(a)(1) of Form 20-F to discuss potential risk.

Response:

The Company reported $29.3 million of marketable securities with a weighted average maturity of approximately two months, of which nearly all were invested in liquid money market funds or in marketable securities of less than one year maturity.  Due to the short maturities of the Company’s investments, the Company does not have significant interest-rate risk related to its financial assets to appropriately disclose under the alternatives in Item 11(a)(1).  The Company undertakes to include the following disclosure, adjusted to reflect its particular circumstances, in future Form 20-Fs, if there is no significant interest rate risk related to the financial assets:

“Our exposure to market risk for changes in interest rates is primarily to our investment in marketable securities and deposits.  Due to the short maturities of our investments, we do not have a significant interest-rate risk related to our financial assets.

Our cash is invested primarily in the United States and Israel in U.S.-dollar denominated bank deposits and short term investments. The short term investments include money market funds, commercial paper, governmental and agency debt securities and high grade corporate debt securities. These investments are highly liquid and their total fair value as of December 31, 2008 was approximately $28.3 million maturing in 2009 and $1.0 maturing in 2010.”

Securities and Exchange Commission
June 18, 2009

7.
We note that you have recorded excess tax benefits from stock-based compensation as a cash inflow from financing activities in the year ended December 31, 2008.  Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraphs 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R.  In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in the year ended December 31, 2008.

Response:

The Company has recorded the excess tax benefits from stock-based compensation as a cash inflow from financing activities in the year ended December 31, 2008, pursuant to paragraphs 19.e. of SFAS No. 95. The corresponding amount of the excess tax benefits in cash flows from operating activities is reflected in changes in tax accounts.

The Company acknowledges the Staff’s comment and in future filings cash flows from operating activities will reflect a separate line item in respect of the excess tax benefits from stock-based compensation and the line item reflecting the change in tax payable will be updated accordingly.  Total cash flows from operating activities will remain unchanged.

8.
We believe the non-GAAP consolidated statements of operations columnar format appearing in your Form 6-Ks filed on February 18, 2009 and May 6, 2009 may create the unwarranted impression to investors that the non-GAAP operating statements have been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures.  In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.”  Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.  As a substitute for this presentation format, you may consider presenting only reconciliations for individual non-GAAP measures (i.e., non-GAAP operating income (loss) and non-GAAP net income (loss)), provided each one complies with Regulation G and considers the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Response:

In response to the Staff’s comment the Company will present a reconciliation of the non-GAAP measures to the GAAP presentation in a line item format, in lieu of the columnar format presented in the Company’s reports under Form 6-K referenced above. An example of the proposed reconciliation is attached hereto as Exhibit A and for the periods ended March 31, 2008 and 2009.  The Company will also include an express statement to the effect that any non-GAAP measures presented in such reports were not prepared under a comprehensive set of accounting rules or principles.

Securities and Exchange Commission
June 18, 2009

9.
We note your disclosure of non-GAAP measures for both the current and historical periods.  Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 100(a)(2) of Regulation G.  In this respect, ensure that you include a reconciliation of your non-GAAP financial measures to the most directly comparable GAAP financial measures for all periods for which these measures are presented.

Response:

The Company undertakes to provide a reconciliation for all periods for which such measures are presented in accordance with the sample disclosure provided as Exhibit A.

10.
We note that operating expenses for the first quarter of 2009 included a provision for a specific doubtful debt of $1.7 million.  Further describe the nature and timing of this charge.  Tell us what consideration you gave to any impact on the related revenue recognition.

Response:

During December 2008, the Company recorded $2.0 million of revenue from the sale of equipment and related services to one of its customers after determining that all revenue recognition criteria had been met. The Company considered the probability of the collectability criteria based on this customer’s credit evaluation.  The Company also considered its known cash position, revenues, payment history, governing agreement and the Company’s long standing relationship with the customer.

This customer was one of the Company’s largest customers with a prior history of $6.4 million in aggregate sales in 2007 and 2008, derived from over one-hundred customer purchase orders, the invoices for which were consistently paid for within the agreed contractual period.

The Company first noted collection difficulties in late February 2009 when the due date passed despite there being no prior indication of any problems.  Through mid-March 2009, the Company collected $570,000 from the customer on account of other invoices.  The Company discussed the relevant invoice with the customer and subsequently, on March 23, 2009, the customer transferred partial payment of $200,000 \ and indicated that the outstanding balance would be settled by June 2009.

On April 1, 2009 the customer filed for voluntary relief under Chapter 11 protection and, as a result, the Company recorded a provision for a doubtful debt of $1.7 million with respect to the remaining account receivable balance outstanding from the customer.

*         *           *

Securities and Exchange Commission
June 18, 2009

Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Joshua Siegel, Chief Financial Officer, Voltaire Ltd.
Alon Hilu, General Counsel, Voltaire Ltd.

EXHIBIT A

VOLTAIRE LTD.

Supplementary Financial Information

RECONCILIATION OF GAAP FINANCIAL INFORMATION TO
NON-GAAP FINANCIAL INFORMATION

 (U.S. dollars in thousands, except per share data)
The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended March 31,
	2009	2008
	(unaudited)
GAAP net loss	$(6,071)	$(2,076)
Termination of the participation in the Chief Scientist grant program	-	2,075

Equity based compensation expenses included in:
Cost of revenues	8	4
Research and development	109	73
Sales and marketing	151	96
General and administrative	269	214
	537	387

Non-GAAP net income (loss)	$(5,534)	$386

Non-GAAP Basic and Diluted earning (loss) per share	$(0.26)	$0.02

Weighted average number of shares outstanding for Basic EPS	20,969,793	20,552,588
Weighted average number of shares outstanding for Diluted EPS	20,969,793	22,728,927